OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         January 23, 2007                FACSIMILE: 212.451.2222

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                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny

      Re:   PHOENIX TECHNOLOGIES LTD.
            PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
            SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12
            FILED JANUARY 16, 2007 BY STARBOARD VALUE AND OPPORTUNITY MASTER
            FUND LTD., PARCHE, LLC, ADMIRAL ADVISORS, LLC, RAMIUS CAPITAL
            GROUP, L.L.C., C4S & CO., L.L.C., PETER A. COHEN, MORGAN B.
            STARK, JEFFREY M. SOLOMON, THOMAS W. STRAUSS, JOHN MUTCH, PHILIP
            MOYER AND JEFFREY C. SMITH
            FILE NO. 0-17111

Dear Mr. Duchovny:

      We  acknowledge  receipt of the letter of comment  dated  January 22, 2007 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter. We have reviewed the Comment Letter with Starboard Value and Opportunity
Master Fund Ltd.  ("Starboard") and provide the following  supplemental response on its behalf. Unless otherwise indicated,  the page references below are to the marked version of the enclosed paper copy of the Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used herein and not  separately  defined have the meanings given to them in the  Preliminary  Schedule 14A. Our responses are numbered to correspond to your comments.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

January 23, 2007

SCHEDULE 14A

   1. PLEASE FILL IN THE BLANKS IN YOUR DOCUMENT.

      The blanks in the document have been filled in, as requested.

COVER PAGE

   2. EACH  STATEMENT  OR  ASSERTION  OF  OPINION  OR  BELIEF  MUST  BE  CLEARLY
      CHARACTERIZED AS SUCH, AND A REASONABLE  FACTUAL BASIS MUST EXIST FOR EACH
      SUCH  OPINION  OR  BELIEF.  SUPPORT  FOR  OPINIONS  OR  BELIEFS  SHOULD BE
      SELF-EVIDENT, DISCLOSED IN THE PROXY STATEMENT OR PROVIDED TO THE STAFF ON
      A SUPPLEMENTAL BASIS. WE NOTE, FOR EXAMPLE:

            o  YOUR BELIEF THAT THE COMPANY'S  RECENT ACTIONS HAVE  "PROVED...TO
               BE MAJOR MISTAKES" (FIRST PARAGRAPH ON PAGE 2); AND

            o  YOUR ASSERTION THAT THE COMPANY HAS A "POOR TRACK RECORD" (SECOND
               PARAGRAPH OF PAGE 2).

      We acknowledge  your comments.  On a  supplemental  basis,  we provide the following  support to the Staff for Starboard's  beliefs referred to above. With respect to Starboard's  stated opinion that certain recent decisions and actions of the Company have  "proved...to be major  mistakes",  please note thaT certain members of management of the Company have recently  stated  similar  opinions in both an investor  presentation and on investor  conference calls when describing the Company's decision to organically grow its enterprise  software business and its decision to sell products on a fully paid-up licensing basis.

      We refer the Staff to the  supplementally  provided  company  presentation entitled "Investor Presentation at AEA Classic,  Monterey (November 7-8, 2006)",
attached  hereto as Exhibit A. Slide 6 of the  presentation,  titled "Reason for
New Team: Failure to Execute", sets forth in bullet point fashion several of the
"mistakes" that have led to the  significant  decline in Company revenue that is highlighted on Slide 7. The list of "failures" on Slide 6 includes references to the fully paid-up  licensing  arrangements in response to pricing  pressures and excessive  costs  in  terms  of the  enterprise  channel  sales  and  marketing, including  research and development  that failed to generate  revenues.  Slide 6 also  states  that the  Company  "didn't  find  significant  additional  revenue sources" and that "Enterprise products [are] not within Phoenix DNA."

      The following  comments made by Company management on the 4th Quarter 2006
Investor  Conference Call lend further  support for Starboard's  stated opinions regarding the Company's "mistakes" and "poor track record."

      RICH ARNOLD,  CFO AND EVP STRATEGY AND CORPORATE  DEVELOPMENT:  "Regarding
net revenue in quarter 4, in our September preannouncement,  we stated the three factors  contributed to the Company's expected revenue guidance shortfall in the fourth  quarter  of fiscal  2006.  The  first  factor  was  weaker-than-expected enterprise application product sales, primarily due to the slow ramp-up of sales by channel partners and longer-than-expected  sales cycles. As a result of these and other issues with the Company's enterprise application  activities,  Phoenix has made the decision to deemphasize  this business and to refocus its sales and engineering efforts back onto its core system software and BIOS business."

January 23, 2007

      WOODY  HOBBS,  PRESIDENT  AND CEO:  "Let me now turn my  attention  to our software applications business. The former management team at Phoenix recognized quite correctly I believe the incredible  importance  that both  individuals and corporations now place on data and information security.  The ways Phoenix chose to capitalize on these opportunities however were in my view unfortunate as they led us away from our core competencies in firmware and ODM/OEM sales into areas, such as application  development,  software  publishing  and enterprise  channel marketing.  Building all these new  competencies  proved far more difficult than had been anticipated,  and the Company's execution left much to be desired. As a result,  both product performance and customer  satisfaction  suffered and sales results fell well below  expectations.  We have now  discontinued  most of those initiatives  and are  evaluating  our  strategic  options  with  respect  to the remainder.  We therefore expect the traditional  enterprise application software sales will constitute a considerably  smaller portion of our total revenues than the Company had previously indicated."

   3. REFER TO THE FIRST  PARAGRAPH  ON PAGE 3. PLEASE  CLARIFY  THAT A VOTE FOR
      YOUR NOMINEES WILL NOT HAVE ANY EFFECT ON THE CURRENT PROPOSED TRANSACTION
      OR ANY FUTURE  TRANSACTION  AND THAT THE PROXY  AUTHORITY WILL NOT BE USED
      FOR ANY PURPOSE OTHER THAN THE CURRENT ELECTION OF DIRECTORS.

      The  disclosure  in the  first  paragraph  on page 3 has been  revised  in response to this comment to provide the requested clarification.

REASONS FOR THE RAMIUS GROUP'S SOLICITATION, PAGE 5

   4. PLEASE  EXPLAIN  YOUR  DISCLOSURE  THAT THE  DECISION  BY  PHOENIX TO SELL
      PRODUCTS USING FULLY PAID-UP LICENSING  AGREEMENTS HAS CREATED SIGNIFICANT
      DOWNWARD PRESSURE ON NEAR-TERM REVENUES.

      The  following  statement by Woody Hobbs on the 4th Quarter 2006  Investor
Conference  Call explains how the decision by the Company to sell products using fully paid-up  licensing  agreements has created downward  pressure on near-term revenues.

      WOODY  HOBBS  ON FULLY  PAID-UP  LICENSING  ARRANGEMENTS:  "As most of you understand,  the GAAP accounting treatment of FPUL transactions  generally resulted  in the  recording  of all  revenue in the  period  that the FPUL transaction was completed,  effectively  reducing revenues associated with that customer in future periods.  Additionally  in many cases,  the use of
      FPUL  transactions  resulted in the acceleration of the decline of average selling  prices....  As some customers move up from fully paid licenses to new  purchases,  we  will  begin  to see a  higher  portion  of  shipments resulting in revenue in the second half of the fiscal  year,  particularly for some higher-priced portable computer and server products. We therefore expect to report significantly higher revenues in fiscal Q3 and Q4 than in the first half of the fiscal year 2007. That  improvement  should continue over subsequent years."

January 23, 2007

   5. PLEASE REVISE YOUR  DISCLOSURE TO EXPLAIN WHY YOU BELIEVE THIS ELECTION OF
      DIRECTORS IS A "REFERENDUM FOR [SECURITY  HOLDERS] TO INDICATE WHETHER YOU
      PREFER  [YOUR] OFFER OR THE  COMPANY'S  RESTRUCTURING  PLAN." WE NOTE THAT
      EVEN IF YOUR NOMINEES ARE ELECTED, THEY WILL BE A MINORITY OF THE BOARD OF
      DIRECTORS  AND THUS  UNABLE TO EFFECT  THE  COMPANY'S  ACCEPTANCE  OF YOUR
      OFFER.

      The disclosure has been revised in response to this comment.

   6. SUPPLEMENTALLY  PROVIDE  THE 2002  STUDY THAT YOU CITE.  DISCLOSE  ALL THE
      INFORMATION  REQUIRED BY RULE 14A-12(C)(2) WITH RESPECT TO ALL THIRD PARTY
      REPORTS ON WHICH YOU RELY.

      We refer the  Staff to the  supplementally  provided  law  review  article entitled "The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence,
and Policy" by Lucian Arye Bebchuk,  John C. Coates IV & Guhan  Subramanian,  54
STAN. L. REV. 887, 934 (2002), attached hereto as Exhibit B. A footnote has been added to the disclosure in the proxy  statement to comply with the  requirements of Rule 14a-12(c).

   7. WE NOTE THAT YOUR  DISCLOSURE  THAT THE LACK OF  SIGNIFICANT  OWNERSHIP OF
      COMPANY  SHARES BY THE COMPANY'S  CURRENT  DIRECTORS  MAY RESULT,  IN YOUR
      OPINION,  IN  ACTIONS  "THAT ARE NOT ALWAYS IN THE BEST  INTERESTS  OF THE
      GREATER  MAJORITY OF UNAFFILIATED  STOCKHOLDERS"  IMPLIES THAT THE CURRENT
      DIRECTORS MAY NOT FULFILL THEIR FIDUCIARY  DUTIES UNDER THE  CIRCUMSTANCES
      DESCRIBED.  YOU MUST AVOID  STATEMENTS THAT DIRECTLY OR INDIRECTLY  IMPUGN
      THE  CHARACTER,  INTEGRITY,  OR  PERSONAL  REPUTATION  OR MAKE  CHARGES OF
      ILLEGAL OR IMMORAL  CONDUCT WITHOUT  FACTUAL  FOUNDATION.  IN THIS REGARD,
      NOTE THAT THE FACTUAL  FOUNDATION FOR SUCH  ASSERTIONS MUST BE REASONABLE.
      REFER TO RULE 14A-9.

      The  disclosure  has been  revised in  response  to this  comment so as to remove any  implication  or allegation  that the Company's  directors may not be fulfilling  their  respective  fiduciary  duties  on  account  of their  lack of significant ownership of Company shares.
THE RAMIUS NOMINEES

   8. REFER TO THE LAST PARAGRAPH ON PAGE 12. PLEASE EXPLAIN YOUR DESCRIPTION OF
      THE BENEFITS TO BE RECEIVED BY YOUR NOMINEES IN  CONNECTION  WITH THE SALE
      OF THE PARTICIPATION SHARES. YOUR DISCLOSURE DESCRIBES A CIRCULAR PROCESS.

      The disclosure has been revised in response to this comment to clarify the description  of the benefits to be received by the nominees in  connection  with the sale of the Participation Shares.

SOLICITATION OF PROXIES, PAGE 16

   9. WE NOTE THAT YOU AND  INNISFREE  MAY  EMPLOY  VARIOUS  METHODS  TO SOLICIT
      PROXIES, INCLUDING MAIL, FACSIMILE, TELEPHONE, TELEGRAPH, IN PERSON AND BY
      ADVERTISEMENTS.   BE  ADVISED  THAT  ALL  WRITTEN  SOLICITING   MATERIALS,
      INCLUDING ANY E-MAILS AND OR SCRIPTS TO BE USED IN SOLICITING PROXIES OVER
      THE  TELEPHONE  OR ANY  OTHER  MEDIUM,  MUST BE FILED  UNDER  THE COVER OF
      SCHEDULE  14A ON THE DATE OF FIRST USE.  REFER TO RULE  14A-6(B)  AND (C).
      PLEASE CONFIRM YOUR UNDERSTANDING.

January 23, 2007

      We hereby confirm  Starboard's  understanding  that all written soliciting materials, including any e-mails and or scripts to be used in soliciting proxies over the  telephone  or any  other  medium,  must be filed  under  the  cover of
Schedule 14A on the date of first use.

OTHER PARTICIPANT INFORMATION, PAGE 17

   10.GIVEN MR. SMITH'S PARTICIPATION IN THE GROUP THAT FILED SCHEDULE 13D IT IS
      UNCLEAR WHY YOU STATE THAT MR. SMITH DOES NOT BENEFICIALLY OWN ANY SHARES.

      The proxy statement  states that Mr. Smith does not  beneficially  own any shares of the Company since Mr. Smith does not have the power to vote or dispose of any of the  Company's  shares  beneficially  owned by Ramius  Capital  Group,
L.L.C.  and its  affiliates.  That power vests with the four principals of C4S &
Co., L.L.C., the managing member of Ramius Capital Group, L.L.C., who are deemed beneficial owners.

FORM OF PROXY

   11.PLEASE  CLARIFY  HOW YOU  WILL  VOTE  PROXIES  IN WHICH  NO  DIRECTION  IS
      INDICATED WITH RESPECT TO PROPOSAL 2.

      The form of proxy has been  revised in response to this comment to clarify that proxies in which no direction is indicated  with respect to Proposal 2 will be voted for Proposal 2.

SOLICITING MATERIALS

   12. WE NOTE YOUR DISCLOSURE THAT THE COMPANY'S BOARD HAS REFUSED TO NEGOTIATE
      WITH  YOU "IN  GOOD  FAITH."  IN ANY  FUTURE  MATERIALS,  YOU  MUST  AVOID
      STATEMENTS THAT DIRECTLY OR INDIRECTLY IMPUGN THE CHARACTER, INTEGRITY, OR
      PERSONAL  REPUTATION OR MAKE CHARGES OF ILLEGAL OR IMMORAL CONDUCT WITHOUT
      FACTUAL  FOUNDATION.  IN THIS REGARD, NOTE THAT THE FACTUAL FOUNDATION FOR
      SUCH ASSERTIONS MUST BE REASONABLE. REFER TO RULE 14A-9.

      We  hereby  acknowledge  the  Staff's  comment  and  confirm  that  future materials  will not contain  statements  that directly or indirectly  impugn the character,  integrity,  or  personal  reputation  or make  charges of illegal or immoral conduct without factual foundation.

                                  * * * * *

      In  connection  with  responding  to the Staff's  comments,  a certificate signed  by  each  of  the  participants  containing  the  three  acknowledgments requested by the Staff is attached hereto.

      The Staff is invited to  contact  the  undersigned  with any  comments  or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          /s/ Steven Wolosky
                                          --------------------------------------
                                          Steven Wolosky

January 23, 2007

Enclosure

cc:   Jeffrey C. Smith
      Owen Littman

                                 ACKNOWLEDGMENT

      In  connection  with  responding  to  the  comments  of the  Staff  of the
Securities and Exchange  Commission  ("SEC")  relating to the preliminary  proxy statement  on  Schedule  14A filed by the  undersigned  on January 16, 2007 (the
"Proxy Statement") and the soliciting materials filed pursuant to Rule 14a-12 by the  undersigned  on January  16,  2007 (the  "14a-12  Materials"),  each of the undersigned acknowledges the following:

      o  The  undersigned  is  responsible  for the adequacy and accuracy of the disclosure in the Proxy Statement and the 14a-12 Materials.

      o  The  Staff's  comments  or changes to  disclosure  in response to Staff comments in the Proxy  Statement and 14a-12  Materials  reviewed by the
         Staff do not  foreclose  the SEC from taking any action with respect to the Proxy Statement and 14a-12 Materials.

      o  The  undersigned  may not  assert  Staff  comments  as a defense in any proceeding  initiated  by the  SEC  or any  person  under  the  federal securities laws of the United States.

                         [SIGNATURES ON FOLLOWING PAGE]

Dated: January 23, 2007

STARBOARD VALUE AND OPPORTUNITY        ADMIRAL ADVISORS, LLC
MASTER FUND LTD.                       By: Ramius Capital Group, L.L.C.,
                                           its managing member
PARCHE, LLC
By: Admiral Advisors, LLC, its         RAMIUS CAPITAL GROUP, L.L.C.
    managing member                    By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ----------------------
                            Name: Jeffrey M. Solomon
                           Title: Authorized Signatory

/s/ Jeffrey M. Solomon
---------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

/s/ Jeffrey C. Smith
---------------------------
JEFFREY C. SMITH
Individually and as attorney-in-fact for
John Mutch and Philip Moyer